SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2004

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                  Form 20-F  __X__          Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                        Yes ____          No  __X__


         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
         N/A

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This Form 6-K consists of:

Announcement on resolutions passed at the extraordinary general meeting for 2004 announced on December 21, 2004 in English by China Petroleum & Chemical Corporation (the "registrant").

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         China Petroleum & Chemical Corporation



                                                                By: /s/ Chen Ge

                                                                  Name: Chen Ge

                                     Title: Secretary to the Board of Directors



Date: December 21, 2004


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                               [GRAPHIC OMITTED]
     (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                              (Stock Code: 0386)

Announcement on Resolutions Passed at the Extraordinary General Meeting for 2004

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Sinopec Corp. and all members of its board of the directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in, this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
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The Extraordinary General Meeting for 2004 (the "EGM") of China Petroleum &
Chemical Corporation ("Sinopec Corp.") was held at Beijing Crowne Plaza Park View Wuzhou Hotel, 8 Beisihuanzhong Road, Chaoyang District, Beijing, PRC on
21 December 2004 at 9:00 a.m. 17 shareholders and authorized proxies holding an aggregate of 77,449,588,397 shares carrying voting rights of Sinopec Corp., representing 89.3280% of the total voting shares of Sinopec Corp., were present at the EGM. Out of the shareholders present, 13 shareholders were holders of tradable shares holding a total of 10,327,637,397 shares carrying voting rights and 4 shareholders were holders of non-tradable shares holding a total of 67,121,951,000 shares carrying voting rights.

The EGM was chaired by Mr. Chen Tonghai, chairman of the board of Sinopec Corp. The meeting was convened in accordance with the relevant laws and regulations and the Articles of Association of Sinopec Corp. After consideration by the shareholders and authorized proxies and through voting by way of a poll (according to the Articles of Association of Sinopec Corp., China Petrochemical Corporation as a connected person did not participate in the voting of resolutions 1 to 5 and its shares were not counted towards the relevant quorum), the following resolutions were passed at the EGM:

The Ordinary Resolutions:

1. The Proposal regarding the Acquisition of Certain Petrochemical Assets from China Pertrochemical Corporation was approved.

      Votes in favour of the resolution: 29,706,034,597 shares; and votes against the resolution: 992,800 shares, representing 99.9967% and 0.0033% respectively of the total number of effective voting shares held by shareholders (including proxies) present at the EGM. Out of the above, 10,326,644,597 shares of tradable shares voted in favour and 992,800 shares voted against the resolution, and 19,379,390,000 shares of non-tradable shares voted in favour and 0 share voted against the resolution.

2. The Proposal regarding the Acquisition of Certain Catalyst Assets from China Pertrochemical Corporation was approved.

      Votes in favour of the resolution: 29,706,049,297 shares; and votes against the resolution: 978,100 shares, representing 99.9967% and 0.0032% respectively of the total number of effective voting shares held by shareholders (including proxies) present at the EGM. Out of the above, 10,326,659,297 shares of tradable shares voted in favour and 978,100 shares voted against the resolution, and 19,379,390,000 shares of non-tradable shares voted in favour and 0 share voted against the resolution.

3. The Proposal regarding the Acquisition of Certain Gas Station Assets from China Pertrochemical Corporation was approved.

      Votes in favour of the resolution: 29,705,967,897 shares; and votes against the resolution: 1,059,500 shares, representing 99.9965% and 0.0035% respectively of the total number of effective voting shares held by shareholders (including proxies) present at the EGM. Out of the above, 10,326,577,897 shares of tradable shares voted in favour and 1,059,500 shares voted against the resolution, and 19,379,390,000 shares of non-tradable shares voted in favour and 0 share voted against the resolution.

4. The Proposal regarding the Disposal of Certain Downhole Operation Assets to China Pertrochemical Corporation was approved.

      Votes in favour of the resolution: 29,679,364,897 shares; and votes against the resolution: 27,662,500 shares, representing 99.9068% and 0.0931% respectively of the total number of effective voting shares held by shareholders (including proxies) present at the EGM. Out of the above, 10,299,974,897 shares of tradable shares voted in favour and 27,662,500 shares voted against the resolution, and 19,379,390,000 shares of non-tradable shares voted in favour and 0 share voted against the resolution.

5. The Proposal for the General Meeting of Sinopec Corp. to authorize the Board to perform all relevant matters in relation to the Acquisition and the Disposition was approved.

      Votes in favour of the resolution: 29,705,817,497 shares; and votes against the resolution: 1,209,900 shares, representing 99.9960% and 0.0040% respectively of the total number of effective voting shares held by shareholders (including proxies) present at the EGM. Out of the above, 10,326,427,497 shares of tradable shares voted in favour and 1,209,900 shares voted against the resolution, and 19,379,390,000 shares of non-tradable shares voted in favour and 0 share voted against the resolution.

6. The Proposal regarding the Adjustment to the Capital Expenditure Plan for the Year 2004 was approved.

      Votes in favour of the resolution: 77,448,254,897 shares; and votes against the resolution: 1,333,500 shares, representing 99.9983% and 0.0017% respectively of the total number of effective voting shares held by shareholders (including proxies) present at the EGM. Out of the above, 10,326,303,897 shares of tradable shares voted in favour and 1,333,500 shares voted against the resolution, and 67,121,951,000 shares of non-tradable shares voted in favour and 0 share voted against the resolution.

      According to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), KPMG was appointed as the scrutineer in respect of votings at the EGM
      (Note). Mr. He Fei, PRC lawyer from Haiwen & Partners, attended the EGM and issued a legal opinion that the convening of the EGM, the procedures for the holding of the EGM, the eligibility of the persons who attended the EGM and the procedures for voting at the EGM are in compliance with the relevant laws and regulations and the Articles of Association of Sinopec Corp., and the resolutions passed at the EGM are lawful and valid.

      According to the requirements of the Listing Rules of the Shanghai Stock Exchange, trading of A shares of Sinopec Corp. on the Shanghai Stock Exchange was suspended on 21 December 2004 and will resume on 22 December 2004.

                                                   By Order of the Board
                                                           Chen Ge
                                             Secretary to the Board of Directors

Beijing, the PRC, 21 December 2004

Note: The taking of the poll results was scrutinised by KPMG, Certified Public
      Accountants, whose work was limited to the conduct of certain procedures requested by Sinpec Corp. in accordance with the provisions of the Listing Rules to confirm that the poll results summary prepared by Sinopec Corp. were identical with the results shown in the poll forms collected and provided by Sinopec Corp. to KPMG. The work performed by KPMG in this respect did not constitute either an audit or a review made in accordance with Hong Kong auditing standards nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

      As at the date of this announcement, the executive directors of Sinopec Corp. are: Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent directors of Sinopec Corp. are: Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of Sinopec Corp. is: Mr Cao Yaofeng.